November 9, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenn Do
Vanessa Robertson
Daniel Crawford
Tim Buchmiller

Re:	Kyverna Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted October 5, 2023
CIK No. 0001994702

Ladies and Gentlemen:

On behalf of our client, Kyverna Therapeutics, Inc., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated November 1, 2023 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on October 5, 2023.

Concurrent herewith, the Company has filed via EDGAR its amended Draft Registration Statement on Form S-1 (the “Amended DRS”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended DRS. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended DRS.

Draft Registration Statement on Form S-1 submitted October 5, 2023

Prospectus Summary

Overview, page 1

1.

We note your disclosure that you aim to bring transformational change to this field by applying your proprietary technology. We also note your disclosure on page 4 that the CAR T cells created with Hu19-CD828Z, the humanized CAR, used by the NCI in its clinical study is “the same CAR [you] use to create KYV-101.” Please revise to disclose what technology you have developed versus what technology you have in-licensed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 95 and 113 of the Amended DRS in response to the Staff’s comment.

2.

Please revise pages 1, 95 and 113 to describe the “several published case studies” supporting your conclusion that your “early insights and investments into the potential benefits of cell therapies in autoimmune diseases have been validated.” State whether the studies were conducted in relation to autoimmune diseases and disclose the number of patients in the case studies and whether statistically meaningful conclusions can be drawn at this time. Revise your disclosure on pages 3 and 118 to remove the statement that recent publications using CD19 CAR T cells resulted in “robust and durable responses.” You may disclose and discuss the data supporting your conclusions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 95, 113, 114, 120 and 126-127 of the Amended DRS in response to the Staff’s comment.

3.	Please revise here and elsewhere as appropriate to describe your “patient-centered approach.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 118 of the Amended DRS in response to the Staff’s comment.

4.

We note your disclosure on page 1 that KYV-101 was observed “to have improved tolerability in the clinic.” Revise to disclose what KYV-101’s tolerability was compared to and in what patient population. We also note your disclosure that KYV-101 was created using a CAR designed by the NIH to improve tolerability through the use of a fully human CD19 binding domain and optimized hinge and transmembrane domains. If this is the factor that improves tolerability, please disclose this upfront and revise to indicate any other factors that lead you to believe that KYV-101 may have improved tolerability.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 3, 113-115, 120-123 and 126-127 of the Amended DRS in response to the Staff’s comment.

5.

We note your disclosure on page 1 that you believe lupus nephritis is an attractive lead indication in part because of “prior clinical validation of the potential of CD19 CAR T cells in this indication.” Please revise to clarify the prior clinical validation that you are referring to and, in an appropriate location, include and discuss the objective data from previous clinical trials that support your conclusion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 114 and 126-127 of the Amended DRS in response to the Staff’s comment.

KYV-201, an Allogeneic CD19 CAR T-cell Product Candidate, page 2

6.	Please revise pages 2 and 132 to disclose the jurisdiction where you intend to file a CTA for KYV-201.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 113 of the Amended DRS in response to the Staff’s comment.

Our Solution—Cell Therapy for Autoimmune Disease Treatment, page 2

7.

Please revise to remove your disclosure on pages 3 and 118 stating “the clinical and regulatory paths established in these indications highlight the breakthrough potential of cell therapies in autoimmune diseases” as it appears to be speculative.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure by removing these statements from the Amended DRS in response to the Staff’s comment.

Our Strategy, page 2

8.

Please revise to remove your references to developing “best-in-class” product candidates appearing on page 2 and elsewhere in your Prospectus as such statements are speculative given your stage of development.

Response: The Company respectfully acknowledges the Staff’s comment and has removed such references from the Amended DRS in response to the Staff’s comment.

9.

We note your reference to Gilead in the summary section. However, we note from your disclosure on page 137 that on November 30, 2022, after the completion of research activities under Program A and Program B, Gilead provided you with notice that Program A and Program B were terminated and that there are currently no other active programs under the Gilead Agreement. Although we note that your research-stage programs are focused on developing product candidates that you believe will be required to treat other autoimmune diseases, and that these programs include a suite of capabilities related to regulatory T cells, or T-regs, developed through your completed research collaboration with Gilead, these research programs do not appear to be material at this time. As such, please remove your references to Gilead in the summary section or revise your disclosure to make clear how that completed collaboration and related programs are material at this time.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 4 of the Amended DRS to reflect that the Gilead research collaboration has been completed. Furthermore, the Company respectfully advises the Staff that, on October 24, 2023, Gilead provided the Company with 90 days’ written notice to terminate the Gilead Agreement, with such termination being effective as of January 22, 2024. Accordingly, the Company has revised the disclosures on pages 95, 99, 103, 140 and F-32 of the Amended DRS to reflect such termination.

10.

Please balance the disclosure in the fourth bullet point of this section to indicate, if true, that you do not expect to be able to use the results from any investigator initiated trials conducted with your product candidates in any regulatory submission for marketing approval.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 6, 26-27, 116, 118 and 132-133 of the Amended DRS in response to the Staff’s comment.

Our Pipeline, page 3

11.	Please make the following changes to your pipeline tables appearing on pages 3 and 120:

•	Add a Clinical Phase 3 column; and

•

Remove your “CAR T & Other Approaches” row as it appears immaterial given the minimal discussion of this program within your Prospectus. Alternatively, revise your Business section to provide additional detail about this program that supports why it is a material technology for purposes of inclusion in your pipeline tables and revise your pipeline tables to disclose the indication.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pipeline tables appearing on pages 3, 115 and 121 of the Amended DRS in response to the Staff’s comment. The Company further notes that it has added additional detail regarding the programs mentioned in the “CAR T & Other Approaches” row of the pipeline table on pages 1, 4, 113 and 116 and further updated the Business section on page 138 of the Amended DRS under the heading “Research-Stage Programs” to provide additional detail about such programs.

KYV-101, an Autologous CD19 CAR T-cell Product Candidate for Rheumatology and Neurology Indications, page 4

12.

Please revise where you state on page 4 that there are “clinical results from individual patients treated with KYV-101” in MS to disclose the results of the clinical studies, the phase of clinical development, and whether the results are statistically significant.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 121 and 131-133 of the Amended DRS in response to the Staff’s comment.

13.

We note your disclosure that Hu19-CD828Z “was found” to reduce the levels of cytokine release in a systematic comparison of CARs created with alternate domain structures, including the FMC63-CD28Z CAR used to create Yescarta®. Revise to clarify the data on which this finding was based, the statistical significance of that data and who made this finding. In this regard, we note your disclosure later on this page regarding twenty patients with B-cell lymphoma that had undergone four prior lines of therapy. If the finding you reference is based on this patient population, please include cautionary disclosure about the applicability of this finding in the context of the patient populations, prior treatments and indications you are pursuing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 115 and 124 of the Amended DRS in response to the Staff’s comment.

KYV-101, Designed for Improved Efficacy and Safety, page 4

14.

Please revise your headings on pages 4 and 121 stating KYV-101 is “designed for improved efficacy and safety” as they create an improper inference that your product candidate is safe, effective and superior to existing approved products.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the heading previously on page 4 and revised the heading on page 122 of the Amended DRS in response to the Staff’s comment.

Summary of KYV-101 Clinical Development, page 4

15.

Please revise here to discuss the clinical development of KYV-101. Disclose the indications, phases of clinical development, regulatory jurisdictions where the trials are being conducted, trial design, number of patients, primary and secondary endpoints and when you started dosing patients.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 115, 127-129 and 134 of the Amended DRS in response to the Staff’s comment.

Manufacturing Capabilities and Industrialization of Autologous CAR T-cell Therapies, page 5

16.

We note your disclosure on pages 4 and 131 stating “five patients have consented to treatment and manufacturing of KYV-101 for these patients has initiated” appears to conflict with your disclosure on page 5 stating you “have successfully manufactured all needed clinical supply for clinical sites in both the United States and Germany.” Please revise or otherwise advise. Revise to disclose the contract development and manufacturing organization that will generate KYV-101 for near-term clinical trials and disclose the “world-class organizations in cell therapy manufacturing” you partnered with for the Ingenui-T manufacturing process.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4-5, 116 and 136 of the Amended DRS in response to the Staff’s comment.

The Offering, page 9

17.

Please revise page 9 and your Use of Proceeds Section to disclose how far through clinical development you expect to get using the proceeds from this offering for KYV-101 and KYV-201 in each indication.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once it has an estimated offering size, it will revise its disclosure on the use of proceeds from the offering and will more specifically identify its use of proceeds, which may include allocation to specific programs and/or product candidates, if applicable, that it expects that it will be able to advance using the proceeds from the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 95

Results of Operations, page 103

18.

Regarding the table of external costs by program on page 104, please revise to explain the nature of Other programs and research and development activities, which appears to be significant to your external research and development expense in each annual period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Amended DRS in response to the Staff’s comment.

Business

Overview, page 113

19.

We note your disclosure that you believe your CAR T-cell therapies may present a significant advantage over current standard-of-care therapies by aiming to directly deplete B cells and potentially resetting disease-contributing B cells. In an appropriate location, please disclose your current understanding of the biological process that may lead to this potential for reset of the immune system and disclose whether the conclusions to be drawn from that understanding are based on statistically significant data at this time.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 114, 127, 131 and 136 of the Amended DRS in response to the Staff’s comment.

KYV-101 Clinical Development in Lupus Nephritis, page 126

20.

Please revise to provide the material details and parameters of your current clinical trials for Lupus Nephritis, including primary and secondary endpoints, metrics utilized, including the clinically meaningful improvements and objective clinical endpoints referred to on page 114.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 127-129 of the Amended DRS in response to the Staff’s comment.

Clinical Results of KYV-101 Treatment in MG, page 128

21.	Please revise here to disclose the circumstance by which the patient was permitted to be treated with KYV-101.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 115 and 131-132 of the Amended DRS in response to the Staff’s comment.

Our Collaboration and License Agreements, page 134

22.

For the “low double-digit percentage” for the sublicense royalty under the NIH Agreements, please revise to disclose the upper range of this percentage so that it is expressed at no greater than 10 percentage points. For the Kite Agreement, please revise to disclose aggregate payments made to date, the aggregate future milestone payments payable, and a range of no greater than 10 percentage points for the minimum annual royalty rates payable, under the Kite Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 97, 139 and F-20 of the Amended DRS with respect to the NIH Agreements and on pages 100, 141 and F-17 of the Amended DRS with respect to the Kite Agreement in response to the Staff’s comment.

Gilead Collaboration, Option and License Agreement, page 136

23.

You disclose that pursuant to the Gilead Agreement, you and Gilead will collaborate to develop potential cell-based therapy products. Given your disclosure that there are no current active programs under the Gilead Agreement, please provide an expected timeframe for these development activities or revise your disclosure as appropriate.

Response: The Company respectfully advises the Staff that, on October 24, 2023, Gilead provided the Company with 90 days’ written notice to terminate the Gilead Agreement, with such termination being effective as of January 22, 2024. Accordingly, the Company has revised the disclosures on pages 95, 99, 103, 140 and F-32 of the Amended DRS to reflect such termination.

Intellectual Property, page 139

24.

Please revise starting on page 139 to disclose, for each material patent family, the technologies to which the patents relate, whether the patents are owned or licensed, the type of patent protection, patent expiration dates, expected expiration dates for pending patent applications and jurisdictions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 143-144 of the Amended DRS in response to the Staff’s comment.

Notes to Financial Statements

6. Significant Agreements

Kite License Agreement (Related Party), page F-17

25.

You disclose that the current accrued license expense is based on when milestone payments under the Gilead Agreement will be due and a liability can be offset. Please tell us how you determined when the milestone payments will be due.

Response: The Company respectfully advises the Staff that the sublicensing fee payment schedule was separately agreed to among the Company, Kite and Gilead in a letter agreement in August 2020 (the “Letter Agreement”). Pursuant to the Letter Agreement, the parties agreed that the specific amount of the $6.3 million sublicensing fee under the UCSF License Agreement would reduce certain milestone payment under the Gilead Agreement. As of December 31, 2021, the Company recognized $5.0 million as current accrued license expense—related party, based on the estimated timing of when the amount of the sublicensing fee is due, including amounts due upon consummation of a qualified financing and the estimated timing of when the joint steering committee established pursuant to the Gilead Agreement nominates the first program clinical product under a program, which corresponds with the first milestone under the Gilead Agreement. The remaining balance of $1.3 million was recognized as non-current accrued license expense—related party. As of December 31, 2022, the Company recognized the total sublicensing fee of $6.3 million as current accrued license expense – related party, as Gilead terminated the development activities for Program A and Program B and there was no milestone payment expected to be received under the Gilead Agreement. On October 24, 2023, Gilead provided the Company with 90 days’ written notice to terminate the Gilead Agreement, with such termination being effective as of January 22, 2024.

In response to the Staff’s comment, the Company has revised the disclosures on page F-18 with respect to the current accrued license expense and the estimated timing for milestones to be met under the Gilead Agreement. The Company also directs the Staff to the disclosure on page F-32 regarding the termination of the Gilead Agreement.

General

26.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide to the Staff on a supplemental basis under separate cover copies of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented or expects to present to potential investors in reliance on Rule 163B of the Securities Act, whether or not the Company retained, or intends to retain, copies of those communications.

Please do not hesitate to contact Jeffrey Hartlin at (650) 320-1804 or Samantha Eldredge at (650) 320-1838 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

Paul Hastings LLP

cc:	Peter Maag, Ph.D.

Kyverna Therapeutics, Inc.

Jeffrey Hartlin, Esq.

Paul Hastings LLP

Samantha Eldredge, Esq.

Paul Hastings LLP